

10027960

SEC
Mail Processing
Section

MAR 0 1 2010

Washington, DC
122

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50594

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/09___ AND ENDING ___12/31/09___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penates Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 N Scottsdale Road, Suite 290

(No. and Street)

Scottsdale	Arizona	85250
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____John P. O'Brien____   (480) 473-3344
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark Winter Schenkein & Co., LLP

(Name – *if individual, state last, first, middle name*)

3600 S Yosemite Street, Suite 600	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X   Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___John P. O'Brien___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Penates Group, Inc.___ , as of ___December 31___ , 20 _09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President

Title

Notary Public

SEE ATTACHED CERTIFICATE AS OF 02-26-2010 RE

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of _LOS ANGELES_)

On _FEBRUARY 26, 2015_ before me, _RANDOLPH EDELMAN, NOTARY PUBLIC_
(insert name and title of the officer)

personally appeared _JOHN P OBRIEN_
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are
subscribed to the within instrument and acknowledged to me that he/she/they executed the same in
his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the
person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing
paragraph is true and correct.

WITNESS my hand and official seal.

RANDOLPH EDELMAN
Commission # 1863472
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2013

Signature _Randolph Edelman_   (Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

AUDITED FINANCIAL STATEMENT
(Title or description of attached document)

PENATES GROUP
(Title or description of attached document continued)

Number of Pages _2_   Document Date _02-26-2010_

(Additional information)

Penates Group, Inc.
Table of Contents



STARK ◆ WINTER ◆ SCHENKEIN

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Penates Group, Inc.

We have audited the accompanying statement of financial condition of Penates Group, Inc., as of December 31, 2009, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penates Group, Inc., as of December 31, 2009, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado
February 12, 2010

STARK ◆ WINTER ◆ SCHENKEIN & CO., LLP ◆ Certified Public Accountants ◆ Financial Consultants

3600 SOUTH YOSEMITE STREET ◆ SUITE 600 ◆ DENVER, COLORADO 80237
PHONE: 303.694.6700 ◆ FAX: 303.694.6761 ◆ TOLL FREE: 888.766.3985 ◆ WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Penates Group, Inc.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	68,694
Receivable from clearing organization		22,317
Accrued revenues receivable		5,900
Property and equipment, net		2,035
Prepaid expenses and deposits		8,219
	$	107,165

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	5,000
		5,000

STOCKHOLDER'S EQUITY

Common stock, no par value, 1,000,000 shares authorized, 25,000 issued and outstanding		25,000
Additional paid in capital		1,500
Retained earnings		75,665
		102,165
	$	107,165

The accompanying notes are an integral part of these financial statements.

Penates Group, Inc.
Statement of Operations
For The Year Ended December 31, 2009

REVENUES		
Brokerage commissions	$	257,893
Interest		144
Total revenues		258,037
EXPENSES		
Employee compensation		122,668
Clearing costs		54,317
Professional fees		44,735
Other expenses		39,781
Total expenses		261,501
NET (LOSS)	$	(3,464)

The accompanying notes are an integral part of these financial statements.

Penates Group, Inc.
Statement of Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2008	25,000	$ 25,000	$ 1,500	$ 79,129	$ 105,629
Net (loss)	-	-	-	(3,464)	(3,464)
Balance, December 31, 2009	25,000	$ 25,000	$ 1,500	$ 75,665	$ 102,165

The accompanying notes are an integral part of these financial statements.

Penates Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2009

OPERATING ACTIVITIES

Net (loss)	$	(3,464)
Changes in:		
Receivable from clearing organization		(116)
Net cash (used in) operating activities		(3,580)

INVESTING ACTIVITIES

Net cash (used in) investing activities	-

FINANCING ACTIVITIES

Net cash (used in) financing activities	-

NET DECREASE IN CASH		(3,580)
CASH AT BEGINNING OF YEAR		72,274
CASH AT END OF YEAR	$	68,694

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Penates Group, Inc. (the Company), is an S Corporation, which was formed under the laws of the State of Arizona on August 27, 1997. Business operations began in October 1997, with operating revenue beginning in March 1998. The Company is a licensed broker/dealer operating in metropolitan Scottsdale, Arizona, registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Regulatory Authority ("FINRA"). The Company limits its activity to selling mutual fund investments, annuities, and general securities on a fully-disclosed basis.

The Company operates under the provisions of Paragraph (d)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid assets having a maturity of three months or less to be cash equivalents.

Securities Available for Sale

Securities available for sale consist of securities not classified as trading securities or as securities to be held to maturity.

Securities Transactions

Proprietary securities transactions, commission revenue and related party expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income Taxes

The Company and its stockholders have elected to be taxed as an S Corporation for income tax purposes. Under such election, the Company is not subject to corporate income taxes. Instead, the stockholders are liable for income taxes on their proportionate shares of the Company's taxable income.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful life of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2009. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, receivable from clearing organization, securities and accrued expenses. Fair values were assumed to approximate carrying values for cash, receivable, and accrued expenses because they are short term in nature.

Note 2 – Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $84,659 which was in excess of its

Note 2 – Net Capital Requirements (continued)

required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 6% at December 31, 2009.

Note 3 – Reserve Requirements

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

Note 4 – Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipts and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein, the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 5 – Operating Leases

The Company leases its Scottsdale office under an operating lease that requires annual payments of $19,275 for 2010 and expires September 30, 2010. The commencement date of the lease was October 1, 2005. The lease is guaranteed by the stockholder and president and requires the Company to reimburse the lessor for its portion of real estate taxes and expenses each year. This office lease is part of an expense sharing arrangement with a related party that shares the office space. Rent paid by the Company for the year ended December 31, 2009, was nominal.

During December 2009 the Company agreed to an operating lease in New York. This lease requires annual payments of $58,860 for 2010, $60,626 for 2011 and two monthly payments of $5,204 in 2012. The lease expires on February 28, 2012.

Penates Group, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2009

Stockholder's equity per Statement of Financial Condition	$	102,165
Less: Total nonallowable assets		(16,154)
Haircut on securities		(1,351)
Net Capital	$	84,660
Aggregate indebtedness - items included in financial statements	$	5,000
Basic net capital requirement	$	5,000
Excess net capital	$	79,660
Ratio aggregate indebtedness to net capital		6%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2008:	$	82,988
Audit adjustments:		
Haircut		(1,351)
Reclassification of assets as allowable		15,000
Reclassification of assets as nonallowable		(11,977)
Net capital as of December 31, 2008	$	84,660

Penates Group, Inc.
Schedule III - Computation For Determination of Reserve Requirements
and Information Relating to the Possession and Control
Requirements Under Rule 15c3-3
December 31, 2009

Penates Group, Inc. relies on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.



STARK ◆ WINTER ◆ SCHENKEIN

To the Board of Directors of
Penates Group, Inc.

In planning and performing the audit of the financial statements and supplemental schedule of Penates Group, Inc. (the Company), for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

> 2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

STARK ◆ WINTER ◆ SCHENKEIN & CO., LLP ◆ Certified Public Accountants ◆ Financial Consultants

3600 SOUTH YOSEMITE STREET ◆ SUITE 600 ◆ DENVER, COLORADO 80237
PHONE: 303.694.6700 ◆ FAX: 303.694.6761 ◆ TOLL FREE: 888.766.3985 ◆ WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Denver, Colorado
February 12, 2010

PENATES GROUP, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2009